NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR AUGUST

September 6, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Weather

The winter and spring of this year in the Sierra Madre and Northern Mexico were very dry. Water shortages in cities such as Hermosillo were more commonplace than usual, and this was exacerbated by the fact there was very little snow pack in the mountains this year.

Fortunately for the residents, the rains came this summer (as they usually do). Unfortunately for Kimber, there has been severe weather with heavy flooding at times that has presented challenges to the project. This has been problematic for the operations at the site and has dealt us some setbacks which we are now working through. We have readjusted our plans and activities accordingly and are forging ahead.

The severe rains have washed out a number of the drill roads and pads. In some cases, these were repaired using the dozers only to be washed away again. While some of these pads have been in the southern part of the Carmen, the Carotare and El Orito Norte areas have been hit hard. The creek between Carotare East and West is now a constant flow with flooding at dangerous levels at times. In April it was virtually a dry river bed. Problems caused by rain have not been limited to cut roads and destroyed drill pads. Some drill pads, which have remained undamaged by the rain, have been put “on-hold” to drilling because of the danger of flash floods.

We’re hopeful that September will see an improvement with the rains which will allow us to repair the roads and pads and begin to re-mobilize the drills onto pads which are currently “on-hold”.

Drilling

Two reverse circulation (RC) and one core rig continue to operate 24 hours/day on a 20 days on, 10 days off rotation. As mentioned in the July newsletter, drilling at Carmen is focused on specific parts of the deposit where the deposit limits have not yet been located or in areas where infill drilling will move Inferred Resources to Measured & Indicated. The Pre-Feasibility study should outline some areas that require additional drilling before a Full-Feasibility study could be initiated. One drill is scheduled to be at Carotare for part of the September drill period with the other two at Carmen.

Road construction to Carotare and El Orito Norte continues to be a key priority at Monterde. Progress, which is slow due to the necessity of drilling and blasting before the dozers can move in, has been further delayed by the heavy rains. During August we had three compressors and six jackleg drills working on access for the drills. This will continue.

The third RC drill which was expected for August has been postponed. The rig that was going to be made available is a track rig that would not have had the maneuverability of the buggy-mounted rigs we currently use. With the access at Carotare and El Orito Norte being much tighter in most places than at Carmen, this rig would not be able to be useful at this time. As access opens up this may change and we will monitor the drill needs as progress is made.

Pre-Feasibility Study

Micon International of Toronto continues to work on the study and we expect a report this month.

We continue to work on silver metallurgy. Some very preliminary characterization studies of silver recoveries throughout the Carmen deposit suggest that the low recovery rate being assumed for the Pre-Feasibility study may well turn out to be unrepresentative of the deposit as a whole. Further studies are ongoing and expected to continue into Q4 which will allow the technical team to develop a complete understanding of silver recoveries in the Carmen deposit.

Darren Klinck, Vice President, Corporate & Investor Relations

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.